FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

-----------------

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the months of  February and March, 2004

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 - 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes:

Press Release dated February 19, February 23, March 22, and March 24

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: March 25, 2004

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

FOR IMMEDIATE RELEASE

Press Contact

Laurie Thornton

Radiate PR

650-654-2660

laurie@radiatepr.com

Investor Relations Contact:

Paula Murray

QSound Labs, Inc.

403-291-2492

pmurray@qsound.com

MiTAC Selects QSound Lab’s microQ Technology to Deliver Next Generation, 3D Audio Capabilities for its Mobile Device Products

Audio Solutions Leader Scores Design Win Based on Microsoft Smartphone

Using Intel XScale Processor; Newly Launched Mio 8390 Powered by microQ

Calgary, Alberta - February 19, 2004 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio, voice and e-commerce software solutions, today announced it has signed a licensing agreement with MiTAC International Corporation, one of world’s leading developers and manufacturers of state-of-the-art computing and handheld devices, and its newly formed mobile products division Mio Technology Corporation.  Under the terms of the agreement, QSound is providing its microQ product suite to enable rich 3D audio capabilities for use in Mio Technology’s DigiWalker™ line of next generation smartphones and pocket PCs, including the recently launched Mio 8390™.

A significant design win for QSound Labs, the Mio 8390 is based on a joint design by Intel and Microsoft - and is powered by the advanced audio capabilities of microQ technology.

QSound Lab’s microQ technology includes an entire product suite, based upon its proprietary software-based audio engine, offering a state-of-the-art ringtone player, 3D positional audio and a range of digital effects capabilities - which provide rich, high definition audio experiences for consumer electronics and mobile device users worldwide.  Additional microQ-enabled products from MiTAC and other consumer electronics leaders are expected later this year.

“Given our experience in developing soft audio solutions for Windows operating systems, working with MiTAC on its new product offerings was the perfect launching pad for microQ,” stated David Gallagher, President and CEO of QSound Labs.  “The new generation of processors for the mobile market provide a powerful platform around which we have leveraged cutting-edge technologies and proven expertise in rich, 3D audio.”

- more -

About the Mio 8390

Integrating Microsoft’s Windows Mobile 2003 operating system, the Mio 8390 offers all the features users expect from a state-of-the-art mobile phone -- including color screen, digital camera, video recording capability, 40-polyphony ring tones, and engaging games -- the Mio 8390 adds even more. For example, Mio's marvel offers a screen that can display 260,000 colors, support for MP3 files as ring tones, the latest Java MIDP 2.0 games with polyphonic sound and tactile feedback, an extra-big 2.2" screen, customizable interface skins, integrated MSN Messenger client, and super-large memory capacity. These features make the Mio 8390 the most richly featured next-generation smartphone on the market.  More information can be found at www.justmio.com.

About microQ

microQ is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications, including Internet appliances, hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, MicroQ is inherently modular, scalable and portable.  Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer.  Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio.

About Mio Technology Corp.

Mio Technology Corporation was established in 2004, with offices in Taiwan, the US, and Europe. Anticipating the emergence of mobile lifestyles and mobile commerce as key elements in the way we live, Mio Technology is devoting its efforts to the development of various enabling devices. It is chiefly focused on the manufacture and sales of Mio DigiWalker™-branded mobile communications products, such as smartphones, Pocket PCs, and handheld GPS devices.

About MiTAC International

MiTAC International was founded in 1982 as a developer and manufacturer of desktop personal computers. The company gradually created three major product business units to serve as focal points for its development efforts. The New Media Business Division specializes in wireless communication products including Pocket PCs and smartphones.  For further information about MiTAC International Corporation, please go to the web site www.mitac.com & www.justmio.com .

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. The company’s customer and partner roster includes Toshiba, Philips, Panasonic, Sharp, Aiwa, and Electronic Arts, among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

- more -

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, introduction of new microQ-enabled products from MiTAC, and the expectation of additional microQ-enabled products from MiTAC and other consumer electronics companies.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with  acceptance of microQ technology by manufacturers and consumers, additional licensing arrangements, continued growth of the mobile electronics market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

FOR IMMEDIATE RELEASE

Press Contact

Laurie Thornton

Radiate PR

650-654-2660

laurie@radiatepr.com

Investor Relations Contact:

Paula Murray

QSound Labs, Inc.

403-291-2492

paula.murray@qsound.com

QSound to Showcase Mobile Audio Solutions at 3GSM World Congress

Calgary, Alberta - February 23, 2004 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio, voice and e-commerce software solutions, is demonstrating its mobile audio solutions at this year’s 3GSM World Congress in Cannes, France between February 23-26, 2004.

The Company is attending as part of the Intel Solutions Community program which has a booth at the show. The following modules of the microQ product suite will be demonstrated:

  a state-of-the-art ringtone player that supports all major content formats a digital effects plug-in that includes 3D stereo, reverb & restoration algorithms a 3D positional audio game engine

The Company announced its first microQ design win last week - the Mio 8390™ smartphone from MiTAC, based on a joint design by Intel and Microsoft.

About microQ

microQ is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications, including Internet appliances, hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, MicroQ is inherently modular, scalable and portable.  Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer.  Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio.

- more -

Currently, the Company is implementing Intel’s Mobile MMX instruction set so as to even further optimize the microQ audio engine.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. The company’s customer and partner roster includes Toshiba, Philips, Panasonic, Sharp, Aiwa, and Electronic Arts, among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, optimization of the microQ engine. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with acceptance of microQ technology by manufacturers and consumers, additional licensing arrangements, continued growth of the mobile electronics market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

PHILIPS INTRODUCES NEW QSOUND ENHANCED PRODUCT AT CEBIT

Soft Soundcard Bundled With New Digital Speakers

CALGARY, CANADA, March 17, 2004 - QSound Labs, Inc, (NASDAQ: QSND), a leading developer of audio, voice and e-commerce software solutions, today announced the introduction of a new QSound enhanced multimedia bundle from Philips. The bundle includes Philips Sound Agent 2 software with new digital audio speakers, the DX220. Philips is demonstrating the DX220 at CeBIT, in Hanover, March 17-24, 2004.

Philips Sound Agent 2 is based on a modular sound engine developed by QSound Labs, and incorporates algorithms from both Philips and QSound. The DX220 USB stereo speakers are exceptionally convenient, simply plugging into, and drawing power from, a USB  2.0 port. This multimedia kit will be available in Europe in April.

"We are proud of our joint development efforts with Philips which produced the Sound Agent 2,” stated David Gallagher, President of QSound Labs. “The DX220 bundle is a natural extension for this software which has previously been incorporated into Philips soundcard product line, the latest of which is the award winning Aurilium, an external USB soundcard.”

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has evolved into one of the world's leading audio technology companies and an e-commerce solution provider. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. The Company's cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

- more -

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, introduction of new Philips products that offer QSound technology.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated  consumer acceptance of QSound-enabled Philips products, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

FOR IMMEDIATE RELEASE

Press Contact

Laurie Thornton

Radiate PR

650-654-2660

laurie@radiatepr.com

Investor Relations Contact:

Paula Murray

QSound Labs, Inc.

954-796-8798

paula.murray@qsound.com

QSOUND LABS TO SHOWCASE ENHANCED 3D AUDIO SOLUTION FOR THE MOBILE ENTERTAINMENT MARKET

Expanded microQ Algorithm Technology Delivers Rich, Realistic Surround Sound

Effects Specifically Tuned for Portable Headphone Use

ATLANTA, GA - MARCH 22, 2004 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio, voice and e-commerce software solutions, today announced it will showcase an enhanced algorithm technology - part of its flagship microQ audio solution suite - that now makes it possible to deliver even richer 3D audio experiences and surround sound effects for consumers using headphones with their mobile entertainment devices. QSound Labs is conducting live demonstrations of this technology at CTIA Wireless 2004 in the Georgia World Congress Center’s M-tertainment Pavillion, Hall B5, Booth # 4875-C.

 “QSound Labs continues to raise the bar in complete software audio solutions for the mobile entertainment market, and by adding new 3D audio algorithms which are tuned for portable headphones - we’re extending the possibilities for manufacturers and consumers alike,” stated David Gallagher, president and CEO of QSound Labs.  “Our enhanced algorithms round out QSound’s complete microQ technology suite by delivering an extended range of cutting-edge audio experiences across a growing spectrum of consumer platforms.”

- more -

For mobile device manufacturers, QSound’s advanced technology tuned for headphone use, offers a sophisticated software solution that is scalable based on a customers’ available resources. As a result, it is flexible, cost-effective and seamless to implement and greatly heightens the mobile entertainment and game playing experience when using portable headphones.

About microQ

microQ is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects, audio restoration algorithms, and recording for portable applications. It is ideally suited for Internet appliances, hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, microQ is inherently modular, scalable and portable.  Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer.  Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems, as well as portable headphones. The Company’s customer and partner roster includes Toshiba, Philips, Panasonic, Sharp, Aiwa, and Electronic Arts, among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

###

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, introduction of enhanced microQ technology.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated  OEM acceptance of microQ, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports Fourth Quarter & Year End Results for 2003

Calgary, Alberta - March 24, 2004 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software products, reported revenues for the three months ended December 31, 2003 of $363,000 as compared to $1,290,000 for the same period in FY2002. The operating loss for the quarter was $(666,000) or $(0.09) per share as compared to an operating profit of $680,000 or $0.10 per share for the same period last year.  After allowing for non-cash items such as depreciation and asset impairment charges, the net loss for the period was $(3,003,000) or $(0.42) per share as compared to net income of $453,000 or $0.06 per share for the same period in FY2002.

Revenues for the year ended December 31, 2003 were $2,043,000 compared to $4,224,000 in FY2002. The operating loss was $(1,271,000) or $(0.17) per share in FY2003 and the operating profit was $1,672,000 or $0.23 per share in FY2002. Net loss for FY2003 was $(3,706,000) or $(0.52) per share as compared to net income of $1,129,000 or $0.16 per share in FY2002.

The Company reported a working capital surplus of $2,143,000 at December 31, 2003 of which cash comprised $2,061,000.

The asset impairment charge related primarily to the QCommerce business unit and represented a reduction in Goodwill previously capitalized when the Company acquired certain e-commerce businesses for equity in the late nineties. It has no cash effect on these or future financial statements.

“2003 was a year of transition. Management focused all of its efforts on introducing a new generation of audio solutions to the mobile & PC markets as well as gaining a foothold in the emerging VoIP market,” stated David Gallagher, President of QSound Labs. “Each of these initiatives represent a tremendous opportunity for the Company to participate in growth opportunities, as detailed below.”

-more-

Mobile Market

The Company introduced microQ in 2003 and by year-end had gained it’s first design win, MiTAC’s Mio 8390, which began shipping in early 2004. Also, by year-end, the Company had established relationships with two semiconductor companies, one as a microQ licensee and the other as a co-marketing agreement. 2004 will produce the first revenues from the microQ product line and management expects to complete several more contracts for design wins in early 2004. The industry outlook is exceptionally promising as these devices become “smarter”, the demand for microQ-type solutions will increase.

PC Market

The Company has a long established relationship with Philips and during 2003 continued to develop products for their distribution channels, specifically the Aurilium, an award winning external USB sound card . To date, this relationship has not returned material revenues but 2004 promises to improve upon the past. There are opportunities to bundle our QVE based products with other Philip’s products, as evidenced by the recently announced bundle of USB powered speakers and Sound Agent 2, as well as opportunities to expand the distribution of the sound card product line. The overall industry outlook does not promise growth but the Company is well positioned since there is less competition to deal with in this market.

VoIP Market

The Company’s focus in this market has been to identify niche opportunities that limit competition with the major industry players. To that extent, the focus has been on developing and marketing solutions to the small business segment. Initially this has been low-density gateways and IP phones that provide solutions for this segment. In 2004, the maturation of the industry will require new products and solutions and the Company plans to augment its current product line to meet these needs.

Again, the industry outlook is promising as VoIP technology acceptance rate has increased dramatically in the past twelve months.

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Consumer Electronics Market

 This is the most competitive market for the Company. The Company continues to license technology to Toshiba, Sanyo, InterVideo & a number of large Chinese OEMs and plans to add to this list in 2004.

E-Commerce

QCommerce revenues have declined over the past few years and for the future, no organic growth is expected. The Company has therefore taken a reduction in the related Goodwill asset, previously capitalized when the Company acquired certain e-commerce businesses for equity.

###

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation of revenues from existing and new microQ licensees, product distribution through Philips, sales of existing and new IP telephony products, and ongoing licensing activities for QSound technologies.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, continued growth of mobile devices and Internet telephony products, successful product development, introduction and acceptance, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.
Consolidated Balance Sheets
As at December 31, 2003 and December 31, 2002
(Expressed in United States dollars, prepared using US GAAP)

	December 31, 2003	December 31, 2002
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$ 2,061,093	$ 2,621,205
Accounts receivable	221,194	929,519
Inventory	107,377	16,455
Deposits and prepaid expenses	82,921	58,674
	2,472,585	3,625,853

Note receivable	-	500,000
Capital assets	1,114,992	747,553
Goodwill	-	2,184,589
Intangible assets	189,002	213,771

	$ 3,776,579	$ 7,271,766

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$ 233,198	$ 220,894
Deferred revenue	96,547	120,511
	329,745	341,405

Shareholders' equity:
Share capital (7,195,244 common shares)	44,310,198	44,088,094
Contributed surplus	1,114,316	1,114,316
Deficit	(41,977,680)	(38,272,049)
	3,446,834	6,930,361

	$ 3,776,579	$ 7,271,766

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the periods ended December 31, 2003 and 2002
(Expressed in United States dollars, prepared using US GAAP)
	For three	For three	For the	For the
	months ended	months ended	year ended	year ended
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$ 88,109	$ 919,806	$ 779,396	$ 2,810,717
Product sales	275,154	370,451	1,263,692	1,413,594
	363,263	1,290,257	2,043,088	4,224,311

Cost of product sales	136,075	79,210	419,837	271,530
	227,188	1,211,047	1,623,251	3,952,781

EXPENSES:
Marketing	435,094	225,554	1,301,890	895,820
Operations	52,637	42,498	174,558	235,201
Product engineering	235,630	138,503	834,333	643,524
Administration	169,573	124,154	583,763	506,028
	892,934	530,709	2,894,544	2,280,573

OPERATING (LOSS) PROFIT	(665,746)	680,338	(1,271,293)	1,672,208

OTHER ITEMS
Depreciation and amortization	(71,089)	(75,866)	(308,717)	(382,662)
Impairment of assets	(2,292,742)	(100,000)	(2,292,742)	(100,000)
Funding of past service pension costs	-	(55,189)	-	(55,189)
Interest and other income	7,011	10,535	41,164	29,833
Gain (loss) on sale of capital assets	3,933	59	2,204	740
Other	15,560	(7,120)	123,753	(35,979)
	(2,337,327)	(227,581)	(2,434,338)	(543,257)

NET (LOSS) INCOME FOR PERIOD	(3,003,073)	452,757	(3,705,631)	1,128,951
DEFICIT BEGINNING OF PERIOD	(38,974,607)	(38,724,807)	(38,272,049)	(39,401,001)
DEFICIT END OF PERIOD	$ (41,977,680)	$ (38,272,050)	$ (41,977,680)	$ (38,272,050)

INCOME PER COMMON SHARE	$ (0.42)	$ 0.06	$ (0.52)	$ 0.16

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the periods ended December 31, 2003 and 2002
(Expressed in United States dollars, prepared using US GAAP)
	For three	For three	For the	For the
	months ended	months ended	year ended	year ended
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
(Loss) income for the period	$ (3,003,073)	$ 452,757	$ (3,705,631)	$ 1,128,951
Items not requiring (providing) cash:
Depreciation and amortization	71,089	175,866	308,717	482,662
Impairment of assets	2,292,742	-	2,292,742
Compensation cost of options issued
to non-employees	84,575	-	90,439	-
Loss (gain) on sale of capital assets	(3,933)	(59)	(2,204)	(740)
Changes in working capital balances	181,708	340,081	576,244	(423,054)
	(376,892)	968,645	(439,693)	1,187,819

FINANCING
Issuance of common shares, net	11,298	39,685	22,940	39,685
	11,298	39,685	22,940	39,685

INVESTMENTS
Purchase of capital assets	(46,807)	(2,595)	(98,026)	(113,879)
Purchase of intangible assets	(15,215)	(17,091)	(51,394)	(41,052)
Change in working capital for investment purposes	-	-	-	(500,000)
Proceeds from sale of capital assets	260	59	6,061	740
	(61,762)	(19,627)	(143,359)	(654,191)

Increase (decrease) in cash	(427,356)	988,703	(560,112)	573,313
Cash and cash equivalents beginning of period	2,488,449	1,632,502	2,621,205	2,047,892

Cash and cash equivalents end of period	$ 2,061,093	$ 2,621,205	$ 2,061,093	$ 2,621,205